Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 5 DATED OCTOBER 4, 2006
TO THE PROSPECTUS DATED JUNE 19, 2006
      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 19, 2006 (the “Prospectus”) and Supplement No. 4 to the Prospectus, dated August 16, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
      The purposes of this Supplement are as follows:

A. To provide an update on the status of our current public offering.

B. To describe changes to our share redemption program.

C. To provide information regarding distributions recently declared by our board of directors.

D. To describe the acquisition by the Core Fund of a property located in Woodland Hills, California.
A. Status of our Current Public Offering
      As of September 28, 2006, we had received gross proceeds from our current public offering of approximately $66.8 million from the sale of 6,460,973 of our common shares, including approximately $3.8 million relating to 388,909 shares issued pursuant to our dividend reinvestment plan. As of September 28, 2006, approximately $1,937.0 million in common shares remained available for sale pursuant to the offering, exclusive of approximately $196.2 million in common shares available under our dividend reinvestment plan.
B. Changes to our Share Redemption Program
      Our board of directors approved a revision to our share redemption program relating to the number of shares we may redeem under the program. This revision will become effective on January 1, 2007. For the remainder of 2006, we may continue to redeem shares under our share redemption program subject to an annual limitation of 5% of our outstanding shares as of December 31, 2005. After January 1, 2007, we intend to allow redemptions of our shares under the program provided that the total number of shares redeemed during any calendar year may not exceed, as of the date we commit to any redemption, 10% of our shares outstanding as of the same date in the prior calendar year.
      To reflect this change, the Prospectus is revised as follows:

(a) The first sentence of the second paragraph under the caption “Share Redemption Program” on page 131 of the Prospectus is replaced in its entirety with the following:

“To the extent our board of directors determines that we have sufficient available cash for redemptions, prior to January 1, 2007 we intend to redeem shares subject to an annual limitation of 5% of our shares outstanding as December 31, 2005. After January 1, 2007, the number of shares we may redeem under the program during any calendar year may not exceed, as of the date we commit to any redemption, 10% of our shares outstanding as of the same date in the prior calendar year.”

(b) The answer to the question “How can I redeem my shares” on page xi of the Prospectus is replaced in its entirety with the following:

A: We provide a share redemption program under which we may continue to redeem shares subject to an annual limitation of 5% of our outstanding shares as of December 31, 2005. After January 1, 2007, the number of shares we may redeem under the program during any calendar year may not exceed, as of the date we commit to any redemption, 10% of our shares outstanding as of the same date in the prior calendar year. Please see “Risk Factors — Investment Risks — Your ability to redeem your shares is limited under our share redemption plan, and if you are able to redeem your shares, it may be at a price that is less than the then-current market value of the shares.”

(c) The second sentence of the second paragraph under the caption “Share Redemption Program” on page 6 of the Prospectus is replaced in its entirety with the following:

“We intend to allow redemptions of our shares on a quarterly basis, to the extent we have sufficient available cash to do so. For the year ending December 31, 2006, the number of shares we may redeem is subject to an annual limitation of 5% of our outstanding shares as of December 31, 2005. After January 1, 2007, the number of shares we may redeem under the program during any calendar year may not exceed, as of the date we commit to any redemption, 10% of our shares outstanding as of the same date in the prior calendar year.

(d) The second sentence of the risk factor entitled “Your ability to redeem your shares is limited under our share redemption plan, and if you are able to redeem your shares, it may be at a price that is less than the then-current market value of the shares” on page 8 of the Prospectus is replaced in its entirety with the following:

“We expect to redeem shares to the extent our board determines we have sufficient available cash to do so subject to the annual limitation on the number of shares we can redeem set forth in our share redemption program. Please see “Description of Capital Stock — Share Redemption Program.”
C. Distributions Declared by Our Board of Directors
      Our board of directors has declared distributions for the months of September and October 2006. The distributions will be calculated based on shareholders of record each day during each month in an amount equal to $0.00170959 per share, per day. The distributions for September will be aggregated and paid in October 2006. The distributions for October will be aggregated and paid in January 2007.
D. Acquisition of Warner Center by the Core Fund
      On October 2, 2006, an indirect subsidiary of the Core Fund, along with the Institutional Co-Investors, acquired Warner Center, an office complex located in the central business district of Woodland Hills, California. The indirect subsidiary of the Core Fund acquired an approximate 80% interest in the property and the remaining 20% interest was acquired by the Institutional Co-Investors. The sellers, MP Warner Center LLC and MP Warner Center III, LLC, are unaffiliated with Hines REIT or any of its affiliates. The Core Fund now indirectly holds interests in a portfolio of 14 office properties.
      The contract purchase price for Warner Center was approximately $311.0 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded by borrowings under a revolving credit facility with KeyBank, capital contributions from the Institutional Co-Investors and a $174.0 million mortgage loan obtained from Bank of America, N.A. in connection with the acquisition. Management expects that borrowings under the revolving credit facility with KeyBank will be repaid with capital contributions from investors in the Core Fund. We paid no fees or compensation to the Core Fund, its managing general partner or advisor in connection with the acquisition of Warner Center. In connection with this acquisition, the Core Fund’s management expects third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund acquisition fees totaling no more than approximately $1.7 million. The Core Fund has retained Hines to serve as property manager for Warner Center.
      The Core Fund’s management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Warner Center (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. We believe the property offers several competitive advantages, including close proximity to the center of the retail submarket, which includes numerous amenities such as two regional shopping malls and two hotels, as well as close freeway access to the key residential communities of the San Fernando Valley.
      The property consists of four five-story office buildings, one three-story office building and two parking structures that were constructed between 2001 and 2005. The buildings contain an aggregate of 808,274 square feet of rentable area and are approximately 98% leased. Health Net of California, Inc., a managed health care services company, leases 333,954 square feet, or approximately 41%, of the property’s rentable area, under a lease that expires in December 2011. NetZero, Inc., an internet service provider, leases 111,551 square feet, or approximately 14%, of the property’s rentable area, under a lease that expires in September 2014. No other tenant leases more than 10% of the rentable area. The balance of Warner Center is leased to 21 office tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft. (1)

2001	1.5%	$30.18
2002	77.1%	$30.64
2003	73.9%	$31.18
2004	59.0%	$31.70
2005	76.8%	$32.04

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s cash-basis total rent revenue (excluding operating expense recoveries in excess of each tenant’s base year component), by the weighted average square footage under lease during such year.
      The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Warner Center. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area

	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area

2006	—	—
2007	2	19,181	2.4%
2008	2	13,768	1.7%
2009	1	4,923	0.6%
2010	7	104,231	12.9%
2011	3	338,719	41.9%
2012	1	32,157	4.0%
2013	2	74,351	9.2%
2014	1	111,551	13.8%
2015	2	16,499	2.0%
Description of Debt Related to the Acquisition of Warner Center
      In connection with the acquisition of Warner Center, on October 2, 2006, an indirect subsidiary of the Core Fund entered into a mortgage agreement with Bank of America, N.A. in the principal amount of $174.0 million. The loan bears interest at a fixed rate of 5.628% per annum, has a 10-year term and is secured by Warner Center. The mortgage agreement contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of certain financial ratios. This loan is not recourse to the Core Fund or to the Company.